Testing the Waters Materials Related to Series #WOW6586

From the Rally App:

#WOW6586 | $52K

SIMILAR ASSET SALES   TRADING ON RALLY

Prices are not adjusted for inflation

1M 3M 6M 1Y ALL

+6905.8%
COMPARABLE ASSET VALUE CHANGE SINCE 07/28/2021

82
TRANSACTIONS SINCE 07/28/2021

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Date	Sale Price	Source/ Sale Venue
World of Women #6586	7/28/2021	$798.93	OpenSea.io Marketplace
World of Women #6586	8/23/2021	$12,965.60	OpenSea.io Marketplace
World of Women #6586	9/25/2021	$23,445.94	OpenSea.io Marketplace
World of Women #6586	1/10/2022	$31,569.67	OpenSea.io Marketplace
World of Women #6586	3/9/2022	$49,741.50	OpenSea.io Marketplace

"While the crypto and NFT space is largely dominated by men, there are inspiring leaders like World of Women creating incredible communities for women during this massive shift for media and technology."

REESE WITHERSPOON

February 2022

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#WOW6586

WORLD OF WOMEN #6586 (NFT)

Few NFT projects have garnered the kind of star power and mainstream interest the World of Women project has continued to draw in. This is no doubt thanks to initiatives supporting climate, female empowerment, diversity, and transparency that few others in the space have been bold enough to take on. Is it any surprise that the collection is touted on social media by notable women in the public eye like Eva Longoria and Shonda Rhimes? #WOW6586 is World of Women #6586. Featuring Golden Skin Tone (found in just 2% of WoW), #WOW6586 is in the top 10% of the WoW collection when ranked by rarity.

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#WOW6586

WORLD OF WOMEN #6586 (NFT)

COMING SOON

RSE Archive, LLC is "testing the waters" to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. "Share" or "Stock" refers to interests in a series of RSE Archive, LLC. This communication does not constitute a solicitation to purchase or an offer to sell securities - visit our website rallyrd.com for full terms & conditions. Full details and disclaimers on http://rallyrd.com/disclaimer.

DESCRIPTION OF SERIES WORLD OF WOMEN 6586 NFT

Investment Overview

•Upon completion of the Series #WOW6586 Offering, Series #WOW6586 will purchase a Number 6586 World of Women NFT with Golden Skin Tone for Series #WOW6586 (The “Series World of Women 6586 NFT” or the “Underlying Asset” with respect to Series #WOW6586, as applicable), the specifications of which are set forth below.

•Non-fungible tokens (NFT) are unique digital assets that exist on a blockchain (a distributed public ledger) and are used to represent tangible and intangible items such as art, sports highlights, and virtual avatars.

•The World of Women is a collection of 10,000 randomly generated NFTs described as “artworks of diverse and powerful women.” Each World of Women NFT is unique and grants its owner full ownership of underlying artwork and all its Intellectual Property.

•The Underlying Asset is a Number 6586 World of Women NFT with Golden Skin Tone.

Asset Description

Overview & Authentication

•World of Women NFTs are 10,000 randomly generated NFTs that are each composed of up to eleven traits, which are Background, Clothes, Earrings, Eyes, Face Accessories, Facial Features, Hairstyle, Lips Color, Mouth, Necklace, and Skin Tone.  189 trait combinations are possible.

•The artwork featured in World of Women NFTs was composed by Yam Karkai, an artist whose art focuses on bringing women into the spotlight. According to the World of Women website, “Her art combines vivid, harmonious colors with playful, delicate lines and a touch of fantasy. Her mission has always been to highlight and empower women by making them the center of her pieces.” Karkai created World of Women with her operations partner, Raphael Malavieille.

•On July 27, 2021, NFT Collectors were able to mint World of Women NFTs for a price of 0.07 ETH ($~225), not including transaction fees.  Up to 20 NFTs could be minted per transaction. According to CoinDesk, the mint sold out overnight. The World of Women team withheld 200 tokens for the purposes of future giveaways, marketing, and for members of the WoW team.

•Word of Women have described their team as follows: “From 4 friends sharing the same vision and coming together to launch WoW, to now a team of 9 united in our mission to create a beautiful, diverse, empowering collection and thriving community.”

•The World of Women website lists a timeline of sales milestones with each milestone triggering a community event for token holders such as shipping physical prints to token holder featuring their NFT artwork, charitable donations, and the launch and funding of the World of Women fund.

•World of Women sent out 100 signed framed physical prints to token owners. Only WoW NFT owners were eligible. The website explains: “Every 1000 primary sales, we will pick 10 random owners and ship them a print of their WoW NFT!”

•The World of Women website explains, “Each WoW NFT is a 800x800 PNG file available to all the right click save guys out there. But only by owning a WoW NFT, will you be able to unlock its super high resolution 4000x4000 version. You’ll then be free to print the art yourself, and use it for your derivative projects!”

•World of Women introduced DAWOW, “a first step into community governance that will involve WoW token holders in decisions that will help shape the future of World of Women.”

•In January 2022 Rolling Stone printed: “The NFT scene really is overwhelmingly, grossly male. It is starting to expand, though, thanks in large part to the World of Women (WoW) NFT collection.”

•An Alternate Reality Game (ARG) known as Galaxy of Women was announced in December 2021. The game ties into a new NFT collection from World of Women known as World of Women – Galaxy. This will be a less expensive NFT collection that will allow holders of an original World of Women NFT the opportunity to mint a new World of Women – Galaxy NFT for free.

•The World of Women collection was launched on July 27, 2021 and sold out overnight. Supporters include prominent NFT collectors Pranksy, YouTuber Logan Paul, and entrepreneur Gary Vaynerchuk.

•In mid-October 2021, Reese Witherspoon changed her Twitter profile picture to a blonde-haired, blue-skinned WoW avatar. By January 2022 Shonda Rhimes, Eva Longoria, and beauty influencer Huda Kattan had all purchased WoW NFTs and have used them in relation to their social media presence.

•In January 2021, World of Women partnered with Code Green, a climate charity that uses NFTs to raise climate change awareness, to curate a charitable NFT drop on the theme of Women and Climate. Artists will channel 70% of their proceeds to women-led solutions along the Great Green Wall, an initiative that is growing an 8000 km green corridor across Africa.

•Forbes Magazine states: “To date, this project, based on ‘diverse female avatars,’ has successfully produced over $40 million in revenue since its debut in July 2021, and it has gained overwhelming support from other celebrities such as Eva Longoria and Shonda Rhimes.”

•As of February 3rd, 2022, World of Women is the 23rd ranked of the top NFTs on OpenSea of all time, ranked by volume, floor price, and other statistics.

•According to Crypto Slam, there has been nearly 50 thousand ETH (~$160 million) in total WoW sales volume since the project’s creation in July 2021.

•According to Crypto Slam, WoW had its highest sales volume month in January 2022 with over 22 thousand ETH ($69.5 million) in total sales. This represented a 1,103.6% month over month USD increase from December 2021.

•The Underlying Asset is accompanied by proof of ownership stored on the Ethereum blockchain.

Notable Features

•The Underlying Asset is a Number 6586 World of Women NFT with Golden Skin Tone.

•The Underlying Asset consists of the following attributes: Golden (Skin Tone), Hypnotic Glasses (Face Accessories), Red Leather Jacket (Clothes), WoW Coins (Earrings), Curly Ponytail (Hairstyle), Rainbow (Necklace), Marilyn (Facial Features), Dark Emerald (Background), Black To The Right (Eyes), Stern (Mouth), and Passion Red (Lips Color).

•The Underlying Asset was minted on July 28, 2021.

•The Underlying Asset was sold for 0.35 ETH ($951.51) on July 28, 2021.

•The Underlying Asset was sold for 3.8824 ETH ($10,546.57) on August 23, 2021.

•The Underlying Asset was sold for 8 ETH ($21,730.40) on September 25, 2021.

•The Underlying Asset was sold for 10 ETH ($27,485) on January 10, 2022.

•The Underlying Asset is ranked the 4,607th rarest WoW in the collection by Rarity Tools with a Rarity Score of 131.12.

Notable Defects

•The Underlying Asset is consistent with the description provided by World of Women and proof of ownership stored on the Ethereum blockchain.

Details

Series World of Women 6586 NFT
Creator	Yam Karkai, Raphael Malavielle
NFT	World of Women
Number	6586
Feature	Golden (Skin Tone)
Feature Rarity	2% Have This Trait
Feature	Hypnotic Glasses (Face Accessories)
Feature Rarity	2% Have This Trait
Feature	Red Leather Jacket (Clothes)
Feature Rarity	4% Have This Trait
Feature	WoW Coins (Earrings)
Feature Rarity	4% Have This Trait
Feature	Curly Ponytail (Hairstyle)
Feature Rarity	4% Have This Trait

Feature	Rainbow (Necklace)
Feature Rarity	5%
Feature	Marilyn (Facial Features)
Feature Rarity	6%
Feature	Dark Emerald (Background)
Feature Rarity	9%
Feature	Black To The Right (Eyes)
Feature Rarity	9%
Feature	Stern (Mouth)
Feature Rarity	17%
Feature	Passion Red (Lips Color)
Feature Rarity	30%
Rarity Score	131.12
Proof of Ownership	Ethereum Blockchain

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series World of Women 6586 NFT going forward.